

GLOBAL ENERGY GROUP INC

August 18, 2006

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Washington D.C. 20549
Attention: Gus Rodriguez

Re: *Global Energy Group, Inc.; 2005 Form 10-KSB filed April 17, 2006*

Ladies and Gentlemen:

GEG Energy Group, Inc. ("GEG") hereby responds to the comments of the Securities and Exchange Commission (the "SEC") with respect to the Company's 2005 Form 10-KSB (the "Form 10-KSB") that we received by letter dated August 2, 2006 (the "Comment Letter"). The SEC's comments and GEG's responses thereto are set forth below and are numbered as such comments were numbered in the Comment Letter. Capitalized terms used herein have the meanings assigned to them in the Form 10-KSB.

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Response: *The revisions agreed upon will be included in our future filings, as requested.*

2. Please file your letter to us dated August 19, 2006 on EDGAR

Response: *We will file our response letter of ~~August~~ July 19, 2006.*

Note J – Stock Issuances, page 15

3. We have reviewed your response to comment three. Please provide us with detailed response to the following:

- On May 18, 2005, CNI purchased a 12% ownership interest in GEDG. Please tell us the consideration received from CNI in return for their 12% ownership

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interest in GEDG. Please also tell us the fair value of the consideration received and the specific assumptions used to determine the fair value of the consideration received from CNI. Please provide us with a quantitative analysis that supports the fair value of the consideration received from CNI.

- On July 1, 2005, CND acquired an additional 49% ownership interest in GEDG under the terms of the Securities Purchase Agreement. Please tell us the consideration received by GEDG from CND in return for the 49% ownership interest in GEDG. Please also tell us the fair value of the consideration received and the specific assumptions used to determine the fair value of the consideration received from CND. Please provide us with a quantitative analysis that supports the fair value of the consideration received from CND.

- Please tell us if there are any related party relationships and describe the nature of the related party relationships between GEAG, GEDG, GEG and CND.

Response: *On May 18, 2005, Cherokee Nation Industries, Inc. ("CNI") acquired 12.2% of GEDG for $500,000 in cash. On July 29, 2005, CND, L.L.C. ("CND") agreed to buy 49% of GEDG (effective the 1st of July) for $2 million in cash which was closed on August 19, 2005. Therefore, on May 18, 2005, the shareholders of GEDG received $500,000 and on August 19, 2005 they received $2 million for a total consideration of $2.5 million in funds that were wired to them.*

GEAG and GEDG were controlled by the same parties (ownership was similar but not exactly the same) prior to the acquisition by CNI/CND of an interest in GEDG. The ownership of GEG is as reported in our various filings. CND is wholly-owned by The Cherokee Nation and the only ties to GEG (and therefore GEAG and GEDG) prior to the May 18, 2005 transaction is a distribution relationship (January 7, 2004 Form 8-K) and a manufacturing relationship (December 31, 2004 Form 10-KSB).

4.   The press release furnished as an exhibit to the Form 8-K you filed on May 25, 2005 indicates that the purchase of an additional 48.8% interest in GEDG by CND was subject to the execution of an agreement between GEG and GEDG giving CND the right to acquire at least 51% of GEG. This agreement appears to be memorialized in the Securities Purchase Agreement dated July 1, 2005. Under Conditions Precedent in paragraph 9.1.11 of the Securities Purchase Agreement filed as Exhibit 10.2, CND must purchase an additional 122,000 GEDG Units before GEG becomes obligated to perform under the agreement. Since neither can occur without the other, it appears that the purchase of the additional 49% interest by CND and the sale of GEDG to GEG are components of a single integrated transaction.

Therefore, an evaluation of whether the sale of GEDG to GEG was between entities under common control would be appropriate prior to either of the mutually dependent events. Ownership interests prior to these events are summarized in the chart you provided in your response under the heading "After 1st Closing of UPA – May 18, 2005." As your chart indicates, GEAG controlled both GEDG and GEG prior to the integrated transaction.

If our understanding of the conditions precedent to the second closing of the Unit Purchase Agreement and the closing of the Securities Purchase Agreement is incorrect, please advise. If not, please restate your financial statements to reflect the sale of GEDG to GEG as a transaction between entities under common control as defined by EITF 02-5 and account for the transaction in a manner similar to a pooling of interests. Please provide us with the Unit Sale Agreement referred to in the Form 8-K as filed on May 25, 2005.

Response: *In accordance with EITF 02-5 section 3.(c.), GEG and GEDG were not under "common control" as there was no "written evidence of an agreement to vote a majority of the entities' shares in concert."*

5. We have reviewed your response to comment four. Assuming the transaction is determined not to be between entities under common control, it should be accounted for as a reverse acquisition in which GEDG acquired GEG. Due to the fact that the former members of GEDG received an 85% interest in the post-acquisition entity, GEG is not the accounting acquirer. Please note that the general rule that the entity issuing securities is the acquiring entity would not apply when an entity issues securities equal to an 85% ownership interest in the post-acquisition entity. In addition, consideration of the factors you cited, which are all preceded by "all else being equal", are useful in identifying an accounting acquirer in circumstances where an entity issues an ownership interest closer to 50%. We may have further comment pending the resolution of the preceding comment.

Response: *In our review of SFAS 141 and specifically paragraphs 15-19, we find no instructions that indicate that GEG is disqualified as the acquiror. Indeed, as we reviewed this section carefully, paragraph 17 states "Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:"*

a. Voting Rights – the owners of GEG and GEDG are approximately the same and therefore this factor is unclear and not applicable.

b. No significant group owns a majority – Not Applicable.

c. Governing Body – GEG's Board of Directors did not change and is the new entity's governing body.

d. Senior Management – GEG's senior management stayed in place and no management or other personnel of GEDG joined the new entity.

e. Terms of the Exchange – because GEG's securities are publicly traded and GEDG's were not, this category is not applicable.

Therefore, in accordance with paragraph 17, of the five criteria mentioned as considerations to determine the "acquiring entity", three of the five were not applicable and the remaining two strongly support GEG as the acquiring entity.

Series B Purchase Agreement, page 36 and Distribution Arrangements, page 37

6.   We have reviewed your responses to comments five and six. You stated that the Series B preferred stock warrants were issued at fair market value based on the closing price of GEG's stock on the date of issuance and that as a result the warrants had no value on the date of issuance. Under paragraph 8 of SFAS 123, warrants issued to non-employees are to be accounted for based on their fair value as opposed to their intrinsic value. Under paragraph 19 of SFAS 123, the fair value of a warrant may be estimated using an option pricing model, such as the Black-Scholes model or a binomial model. Please provide us with your computation of the value of the warrants issued in connection with the issuance of preferred stock. Please describe in detail all of the assumptions used to determine the value of the preferred stock warrants.

Response: All Series B preferred stock warrants were cancelled on August 19, 2005 and therefore, were not outstanding as of the reporting period covered by the Form 10-KSB.

Form 8-K/A filed November 4, 2006

Exhibit 99.1

Global Energy Distribution Group, LLC

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Cash Flows

7.   We have reviewed your response to comment eight. Since the subscription receivable appears to be a non-cash transaction, please tell us why you intend to reflect the transaction within financing activities in your statements of cash flows. Please refer to SFAS 95.

Response: We agree with your comment, and will make the necessary correction to show the item as a non-cash transaction.

8.   Please provide us with your proposed amendment to the Form 8-K report prior to filing it on EDGAR

Response: Enclosed is the amended Form 8-K.

Controls and Procedures, page 15

9. Please revise your controls and procedures disclosures to state whether there were any changes in internal control over financial reporting that occurred during the quarter ended March 31, 2006.

Response: *We have adjusted our language as you requested for our June 30, 2006, Form 10-QSB.*

10. You indicate that your chief executive officer and chief financial concluded that your disclosure controls and procedures were effective "to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods." Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response: *We have adjusted our language as you requested for our June 30, 2006, Form 10-QSB.*

We appreciate your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,



John R. Bailey, Chief Financial Officer